U.S. Securities and Exchange Commission

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:				Date examination completed:

811-03715				March 31, 2025
2. State Identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement:

Elfun Income Fund
4. Address of principal executive office: (number, street, city, state, zip code)

One Iron Street, Boston, MA 02210

Ernst & Young LLP 200 Clarendon Street Boston, MA 02116	Tel: +1 617 266 2000 Fax: +1 617 266 5843 ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Trustees of

Elfun Income Fund

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that Elfun Income Fund (the “Trust”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the “Act”) as of March 31, 2025. Management is responsible for its assertion about compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act (the specified requirements). Our responsibility is to express an opinion on management’s assertion about the Trust’s compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with the attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management’s assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about whether management’s assertion is fairly stated, in all material respects. The nature, timing, and extent of the procedures selected depend on our judgment, including an assessment of the risks of material misstatement of management’s assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

We are required to be independent of Elfun Income Fund and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our examination engagement.

Included among our procedures were the following tests performed as of March 31, 2025 and with respect to agreement of security purchases and sales, for the period from April 30, 2024 (the date of our last examination) through March 31, 2025:

•	Confirmation of all securities in book entry form held by the Depository Trust Company, Federal Reserve Bank and International Depositories, as applicable;

•	Review of the reconciliation procedures performed by the Custodian at a security level between the books and records of the Trust and the Custodian;

•

Review of the reconciliation procedures performed by the Custodian at an omnibus level between the Depository Trust Company, Federal Reserve Bank and International Depositories, as applicable, and the books and records of the Custodian; and

•	Agreement of one security purchase and one security sale, for each fund in the Trust, since our last report from the books and records of the Trust to Custodian bank statements.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Trust’s compliance with specified requirements.

In our opinion, management’s assertion that Elfun Income Fund complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of March 31, 2025, with respect to securities reflected in the investment account of the Trust is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of Elfun Income Fund and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ Ernst & Young LLP

Boston, Massachusetts

January 14, 2026

Management Statement Regarding Compliance with Certain Provisions of the

Investment Company Act of 1940

January 14, 2026

We, as members of management of Elfun Income Fund (the “Trust”), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940 (the “Act”). We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Trust’s compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of March 31, 2025, and from April 30, 2024 through March 31, 2025.

Based on this evaluation, we assert that the Trust was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of March 31, 2025, and from April 30, 2024 through March 31, 2025 with respect to securities reflected in the investment account of the Trust.

Elfun Income Fund

By:

/s/ Bruce S. Rosenberg

Bruce S. Rosenberg

Treasurer